UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person **Hay III, Lewis**	2. Issuer Name **and** Ticker or Trading Symbol **FPL Group, Inc. (FPL)**	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)			
		X	Director		10% Owner
(Last) (First) (Middle) **FPL Group, Inc.** **700 Universe Boulevard**		**X**	Officer (give title below)		Other (specify below)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year **February 12, 2003**	(1)		
(Street) **Juno Beach, FL 33408**		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line)		
			X	Form filed by One Reporting Person	
(City) (State) (Zip)				Form filed by More than One Reporting Person	

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	A or D	Price			
Common Stock	- -	- -	- -	- -	- -	- -	- -	**565.1727**	I	**By Thrift Plan Trust**
Common Stock	- -	- -	- -	- -	- -	- -	- -	**5,000**	I	**By Hay Family Limited Partnership**
Common Stock	2/12/03	- -	F [2]		4,506	D	$54.20	40,216 [3]	D	

FORM 4 (continued)		Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)										
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

(1) Chairman of the Board, President and Chief Executive Officer and Director of FPL Group, Inc.; Chairman of the Board and Chief Executive Officer and Director of Florida Power & Light Company (subsidiary of Issuer).

(2) Restricted stock withheld by Issuer to satisfy tax withholding obligation on vesting of restricted stock which was granted on February 12, 2001.

(3) Receipt of 1,600 shares deferred until Mr. Hay's retirement.

DENNIS P. COYLE	**February 13, 2003**
Signature of Reporting Person	Date